Exhibit 99.1

CLPS Incorporation Announces Share Repurchase Program of Up to 1,000,000 Shares

HONG KONG, Feb. 4, 2026 /PRNewswire/ — CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), today announced that its Board of Directors has approved a share repurchase program. Under the program, the Company is authorized to repurchase up to 1,000,000 of its outstanding common shares in the open market at prevailing market prices, specifically when the Company’s share price is below US$2.00 per share.

The repurchase program is scheduled to commence on February 5, 2026, and will conclude on November 4, 2026. By implementing this program, the Board aims to reinforce the Company’s value proposition within the marketplace and safeguard long-term shareholder interests.

Repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the Securities and Exchange Commission and other applicable legal requirements. The specific timing, price and size of the purchases will depend on prevailing share prices, general economic and market conditions, and other considerations consistent with the Company’s capital allocation strategy. The program does not obligate CLPS to purchase any dollar amount or number of shares and may be suspended or discontinued at the Company’s discretion at any time.

About CLPS Incorporation

CLPS Incorporation (NASDAQ: CLPS), established in 2005 and headquartered in Hong Kong, is at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence, cloud computing, and big data. Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. Operating across 10 countries worldwide, with strategic regional hubs in Shanghai (mainland China), Singapore (Southeast Asia), and California (North America), and supported by subsidiaries in Japan and the UAE, we provide a robust global service network that empowers legacy industries evolve into data-driven, intelligent ecosystems. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X (formerly Twitter), and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance. Known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, may cause the actual results and performance of the Company to be materially different from such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s expectations of the Company’s future growth, performance and results of operations, the Company’s ability to capitalize on various commercial, M&A, technology and other related opportunities and initiatives, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com